Unaudited Financial Statements

Spotlight Girls
(ex: Glitter and Razz Productions LLC)
Balance Sheet Prev Year Comparison
As of December 31, 2015

ASSETS	2015	2014
Current Assets		
Cash and cash items	13,410.56	6,016.48
Accounts Receivable	5,401.00	0.00
Inventory Asset	2,500.00	0.00
Total Current Assets	21,311.56	6,016.48
Net Fixed Assets		
Machinery & Equipment	1,729.12	1,129.96
Total Net Fixed Assets	1,729.12	1,129.96
TOTAL ASSETS	**23,040.68**	**7,146.44**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	4,536.64	716.86
Total Current Liabilities	4,536.64	716.86
Long Term Liabilities		
Notes Payable - *see footnote*	75,000.00	0.00
Total Long Term Liabilities	75,000.00	
Total Liabilities	79,536.64	716.86
Equity		
Partner Distributions	-189,850.47	-145,364.22
Retained Earnings	151,793.80	75,484.00
Net Income	-18,439.29	76,309.80
Total Equity	-56,495.96	6,429.58
TOTAL LIABILITIES & EQUITY	**23,040.68**	**7,146.44**

See Accountant's
Compilation Report

Unaudited Financial Statements

Spotlight Girls
(ex: Glitter and Razz Productions LLC)

Statement of Income

For the year ended December 31, 2015

Net Sales	338,851.01
Cost of Sales	105,850.43
Gross Profit	233,000.58
Selling, general & administrative expenses	251,439.87
Net Income	**-18,439.29**

See Accountant's
Compilation Report

Unaudited Financial Statements

Spotlight Girls
(ex: Glitter and Razz Productions LLC)

Statement of Cash Flows

	2015
Cash flows from operating activities:	
Net Income (Loss)	(18,439.29)
Adjustments to reconcile Net Income	
to net cash provided by operating activities	
Depreciation	626.00
Changes in operating assets and liabilities	
Increase in accounts receivable	(5,401.00)
Increase in inventory	(2,500.00)
Increase in accounts payable	2,818.97
Increase in accrued liabilities	953.02
Increase in other liabilities	47.79
Net cash provided by operating Activities	**(21,894.51)**
Cash flows from investing activities:	
Machinery & Equipment	(1,225.16)
Net cash used in investing Activities	**(1,225.16)**
Cash flows from financing activities:	
Long Term Loan - *see footnote*	75,000.00
Partner Distributions	(44,486.25)
Net cash used in financing activities	**30,513.75**
Cash and cash equivalents:	
Net change during the period	**7,394.08**
Balance, beginning of period	**6,016.48**
Balance, end of period	**13,410.56**

See Accountant's
Compilation Report

Footnote:

 Note Payable - Long Term Liability

A long term loan was received in the amount of $75,000 on August 15'2015. This is a non-interest loan payable in 36 monthly payments of $2083 each which first payment is due on September 15'2017.

The present value of the 36 payments discounted at a 2% federal interest rate is 73285 as of December 31st 2015 leaving a non amortized $1715 premium.